

Entity Profile Information

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	EXEMPT FOREIGN FIRM APPROVED	07/25/2017
	NFA MEMBER APPROVED	04/26/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
EXEMPT FOREIGN FIRM APPROVED	07/25/2017
EXEMPT FOREIGN FIRM PENDING	06/16/2017
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/19/2012
SWAP DEALER PENDING	12/19/2012

Outstanding Requirements

Annual Due Date: 5/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 8/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 11/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2026

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION	6/16/2017	

NFA ID	Doing Business With	Start Date	End Date
0000105	RBC CAPITAL MARKETS LLC	6/16/2017	
0000187	RJ OBRIEN ASSOCIATES LLC	6/16/2017	
0000756	BAKKT CLEARING LLC	6/16/2017	6/19/2022
0000815	JP MORGAN SECURITIES LLC	6/16/2017	
0001062	MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED	6/16/2017	5/14/2019
0001467	ABN AMRO CLEARING USA LLC	6/16/2017	
0001772	CANTOR FITZGERALD & CO	6/16/2017	
0002014	GOLDMAN SACHS & CO LLC	6/16/2017	
0002026	CITIGROUP GLOBAL MARKETS INC	6/16/2017	
0002170	HSBC SECURITIES USA INC	6/16/2017	
0002397	CREDIT SUISSE SECURITIES USA LLC	6/16/2017	12/18/2024
0002477	NATWEST MARKETS SECURITIES INC	6/16/2017	
0002613	MAREX CAPITAL MARKETS INC	6/16/2017	
0003045	MORGAN STANLEY & CO LLC	6/16/2017	
0088100	MIZUHO SECURITIES USA LLC	6/16/2017	
0089946	NOMURA SECURITIES INTERNATIONAL INC	6/16/2017	
0182017	DAIWA CAPITAL MARKETS AMERICA INC	6/16/2017	
0210600	DEUTSCHE BANK SECURITIES INC	6/16/2017	
0223988	UBS SECURITIES LLC	6/16/2017	
0228758	BARCLAYS CAPITAL INC	6/16/2017	
0238688	CIBC WORLD MARKETS INC	6/16/2017	
0258600	INTERACTIVE BROKERS LLC	6/16/2017	
0272448	NATWEST MARKETS PLC	6/16/2017	
0336875	WELLS FARGO SECURITIES LLC	6/16/2017	
0344862	SG AMERICAS SECURITIES LLC	6/16/2017	
0387357	DEUTSCHE BANK AG	6/16/2017	11/4/2018

0420741	BNP PARIBAS PRIME BROKERAGE INC	6/16/2017	3/7/2018
0424278	ROBINHOOD DERIVATIVES LLC	6/16/2017	
0424673	SCOTIA CAPITAL USA INC	6/16/2017	
0443823	CREDIT SUISSE INTERNATIONAL	6/16/2017	
0476094	STONEX FINANCIAL INC	6/16/2017	

Exemption Category	Exemption Type
INTRODUCING BROKER	30.5



Business Information

Name	**TORONTO DOMINION BANK THE**
Form of Organization	**CORPORATION**
Country	**CANADA**
Federal EIN	**Not provided**

Business Address

Street Address 1	**66 WELLINGTON ST., W.**
Street Address 2	**TD BANK TOWER**
Street Address 3	**12TH FLOOR - LEGAL**
Province	**ONTARIO**
Zip/Postal Code	**M5K 1A2**
Country	**CANADA**
Phone Number	**212-827-6736**
Fax Number	**212-827-6736**
Email	**TDNYC.COMPLIANCEREGISTRATION@TDSECURITIES.COM**
Website/URL	**WWW.TD.COM**
CRD/IARD ID	**Not provided**



Business Information

Name	**TORONTO DOMINION BANK THE**
Form of Organization	**CORPORATION**
Country	**CANADA**
Federal EIN	**Not provided**

Business Address

Street Address 1	**66 WELLINGTON ST., W.**
Street Address 2	**TD BANK TOWER**
Street Address 3	**12TH FLOOR - LEGAL**
Province	**ONTARIO**
Zip/Postal Code	**M5K 1A2**
Country	**CANADA**
Phone Number	**212-827-6736**
Fax Number	**212-827-6736**
Email	**TDNYC.COMPLIANCEREGISTRATION@TDSECURITIES.COM**
Website/URL	**WWW.TD.COM**
CRD/IARD ID	**Not provided**



Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**DEDE**
Last Name	**JAWDE**
Street Address 1	**ONE VANDERBILT AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10017**
Country	**UNITED STATES**
Phone	**212-827-6924**
Fax	**212-827-7231**
Email	**DEDE.JAWDE@TDSECURITIES.COM**



Location of Business Records

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

Street Address 1	**66 WELLINGTON ST., W**
Street Address 2	**ROYAL TRUST TOWER**
Street Address 3	**16TH FLOOR - OPERATIONS**
Province	**ONTARIO**
Zip/Postal Code	**M5K 1A2**
Country	**CANADA**



U.S. Address for the Production of Business Records

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

Office Of	**TD SECURITIES (USA) LLC**
Street Address 1	**ONE VANDERBILT AVENUE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10017**



Principal Information

Individual Information

NFA ID	0563632
Name	ANTOUN, AYMAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-07-2024

NFA ID	0572818
Name	ARSOV, ANA
TItle(s)	NO LISTED TITLE
10% or More Interest	No
Status	APPROVED
Effective Date	08-13-2025

NFA ID	0454769
Name	BAMBAWALE, AJAI KUMAR
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2018

NFA ID	0491873
Name	BELTRAME, PAOLO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-11-2024

NFA ID	0544109
Name	BRANT, CHERIE LYNN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2021

NFA ID	0490239
Name	CHARNEY, DANIEL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2023

NFA ID	0571558
Name	CHUN, RAYMOND CHONG HO
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-04-2025

NFA ID	0482320
Name	GIBSON, GLENN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-31-2016

NFA ID	0454770
Name	JOBANPUTRA, JAYANT
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2013

NFA ID	0571559
Name	KLINKOWIZE, ERICA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-03-2025

NFA ID	0571072
Name	LUONGO, RAFFAELE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	05-15-2025
NFA ID	0558748
Name	MACINTYRE, JOHN BRENT
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-19-2023
NFA ID	0558743
Name	MARTELL, KEITH GEORGE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-20-2023
NFA ID	0470902
Name	PALLADITCHEFF, NATHALIE MICHELLE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-15-2025
NFA ID	0491911
Name	PETROU, CHRISTINA
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-03-2025
NFA ID	0532767
Name	ROWE, SARAH JANE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-26-2020
NFA ID	0563387
Name	SALEM, JAMES
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	04-23-2024

NFA ID	0525348
Name	SUNDRAM, JEFFREY JOSEPH RODRIGUES
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-20-2023

NFA ID	0552293
Name	TOWER, NANCY GAIL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-08-2022

NFA ID	0543496
Name	TRAN, VI LUAN
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-20-2021

NFA ID	0552452
Name	VIRMANI, AJAY KUMAR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2022

NFA ID	0544162
Name	WIGGAN, TIM GUEST
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	03-11-2025

NFA ID	0364068
Name	WIRTH, PAUL CHRISTOPHER
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	05-12-2025

Holding Company Information

Not provided



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE



Agent Information

NFA ID 0445815 TORONTO DOMINION BANK THE

Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	6/16/2017

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
0001467	ABN AMRO CLEARING USA LLC	06/16/2017
0228758	BARCLAYS CAPITAL INC	06/16/2017
0001772	CANTOR FITZGERALD & CO	06/16/2017
0238688	CIBC WORLD MARKETS INC	06/16/2017
0002026	CITIGROUP GLOBAL MARKETS INC	06/16/2017
0443823	CREDIT SUISSE INTERNATIONAL	06/16/2017
0182017	DAIWA CAPITAL MARKETS AMERICA INC	06/16/2017
0210600	DEUTSCHE BANK SECURITIES INC	06/16/2017
0002014	GOLDMAN SACHS & CO LLC	06/16/2017
0002170	HSBC SECURITIES USA INC	06/16/2017
0258600	INTERACTIVE BROKERS LLC	06/16/2017
0000815	JP MORGAN SECURITIES LLC	06/16/2017
0002613	MAREX CAPITAL MARKETS INC	06/16/2017
0088100	MIZUHO SECURITIES USA LLC	06/16/2017
0003045	MORGAN STANLEY & CO LLC	06/16/2017
0272448	NATWEST MARKETS PLC	06/16/2017
0002477	NATWEST MARKETS SECURITIES INC	06/16/2017
0089946	NOMURA SECURITIES INTERNATIONAL INC	06/16/2017
0000105	RBC CAPITAL MARKETS LLC	06/16/2017
0000187	RJ OBRIEN ASSOCIATES LLC	06/16/2017
0424278	ROBINHOOD DERIVATIVES LLC	06/16/2017
0424673	SCOTIA CAPITAL USA INC	06/16/2017
0344862	SG AMERICAS SECURITIES LLC	06/16/2017
0476094	STONEX FINANCIAL INC	06/16/2017
0223988	UBS SECURITIES LLC	06/16/2017
0336875	WELLS FARGO SECURITIES LLC	06/16/2017

Doing Business With - History

NFA ID	Name	Start Date	End Date
0000756	BAKKT CLEARING LLC	06/16/2017	06/19/2022
0420741	BNP PARIBAS PRIME BROKERAGE INC	06/16/2017	03/07/2018
0002397	CREDIT SUISSE SECURITIES USA LLC	06/16/2017	12/18/2024
0387357	DEUTSCHE BANK AG	06/16/2017	11/04/2018
0001062	MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED	06/16/2017	05/14/2019



Disciplinary Information - Criminal Disclosures

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> **OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



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Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0445815 - TORONTO DOMINION BANK THE

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Amend

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE TORONTO-DOMINION BANK ("TD") AND THE TORONTO-DOMINION BANK TRUST COMPANY ("TD TRUST"), ENTERED INTO A FINAL CONSENT JUDGMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), ON SEPTEMBER 25, 1989, INVOLVING A PERMANENT INJUNCTION AGAINST TD BANK, WITHOUT ADMISSION OF GUILT OR DENIAL OF THE ALLEGATIONS, AGAINST VIOLATIONS OF SECTION 7(D) OF THE EXCHANGE ACT AND REGULATION U OF THE FEDERAL RESERVE BOARD AND, AGAINST THE TORONTO-DOMINION BANK TRUST COMPANY AGAINST AIDING AND ABETTING VIOLATIONS OF SECTION 7(F) OF THE EXCHANGE ACT AND REGULATION X OF THE FEDERAL RESERVE BOARD. THE SITUATION INVOLVED AN ARMS-LENGTH CLIENT THAT OPENED APPROXIMATELY 76 ACCOUNTS WITH EACH OF APPROXIMATELY 97 BROKERAGE FIRMS IN THE US AND PROCEEDED TO SUBSEQUENTLY DENY THAT CERTAIN SECURITIES PURCHASE ORDERS HAD IN FACT BEEN PLACED. THIS RESULTED IN A NUMBER OF ORDERS BEING DECLINED AND ON OCCASION THE CREATION OF OVERDRAFTS TO EFFECT PAYMENT FOR SECURITIES OF THOSE SITUATIONS WHERE THE DEPOSITORY TRUST COMPANY HAD CONFIRMED THE EXISTENCE OF LEGITIMATE SETTLEMENT INSTRUCTIONS. BOTH TD BANK AND TD TRUST CONSENTED TO THE INJUNCTIONS AND CERTAIN EQUITABLE RELIEF.

ON AUGUST 1996, THE SEC, ON TD BANK'S APPLICATION, AGREED TO VARY THE INJUNCTION ON THE BASIS THAT IT IS NO LONGER IN THE PUBLIC INTEREST TO CONTINUE THAT PART OF THE INJUNCTION THAT TD BANK CONDUCT ITS SECURITIES CLEARANCE BUSINESS WITHIN THE USA EXCLUSIVELY THROUGH TD TRUST OR THROUGH A SEC REGISTERED BROKER-DEALER THAT IS NOT AFFILIATED IN ANY MANNER WITH TD BANK.

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, and .txt document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 320 South Canal, Suite 2400, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Disciplinary Information - Financial Disclosures

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

First Name	**DEDE**
Last Name	**JAWDE**
Title	**DIRECTOR**
Street Address 1	**ONE VANDERBILT AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10017**
Country	**UNITED STATES**
Phone	**212-827-2724**
Fax	**212-827-7231**
Email	**DEDE.JAWDE@TDSECURITIES.COM**



Registration Contact Information

Viewed on June 09, 2025

NFA ID 0445815 TORONTO DOMINION BANK THE

First Name	**DEDE**
Last Name	**JAWDE**
Title	**DIRECTOR**
Street Address 1	**ONE VANDERBILT AVENUE**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10017**
Country	**UNITED STATES**
Phone	**212-827-2724**
Fax	**212-827-7231**
Email	**DEDE.JAWDE@TDSECURITIES.COM**



Membership Information

NFA ID 0445815 TORONTO DOMINION BANK THE

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



Membership Contact Information

NFA ID 0445815 TORONTO DOMINION BANK THE

Membership Contact

First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM

Accounting Contact

First Name	ELIZABETH
Last Name	KHALEVICH
Title	FINANCE
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-7472
Fax	212-956-7095
Email	ELIZABETH.KHALEVICH@TDSECURITIES.COM

Arbitration Contact
First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM

Compliance Contact
First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM

Chief Compliance Officer Contact

First Name	JEFFREY
Last Name	SUNDRAM
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-6971
Email	JEFFREY.SUNDRAM@TDSECURITIES.COM